Exhibit (a)(1)(C)

FORM OF INDIVIDUAL LISTING OF ELIGIBLE OPTIONS AND DISCOUNT OPTIONS

Eligible Options*

[Name]            ID

Grant Number	Grant Date	Type	Exercise Price ($ per share)	Options Outstanding	Vested	Unvested	Date Options Expire

*Your outstanding options that you may exchange for new options in the Company’s stock option exchange program.  Please refer to the Offer to Exchange and other related documents for terms and conditions.

Discount Options*

[Name]            ID

Grant Number	Grant Date**	Exercise Price ($ per share)	Fair Market Value*** ($ per share)	Options Outstanding	Vested	Unvested	Date Options Expire

*Your outstanding options that were granted to you with an exercise price lower than the fair market value of the shares of the Company’s common stock when the options actually were granted.  These discount options, if not corrected, may subject you to negative tax consequences under applicable tax laws.  You may correct your discount options through the Company’s stock option exchange program.  Once corrected, you may also exchange the options for new options.  Please refer to the Offer to Exchange and other related documents for terms and conditions.

**This date is for administrative purposes only and differs from the actual date of grant.

***The fair market value of the shares of the Company’s common stock on the actual date of grant.